ADITYA BIRLA GROUP

82-3428

AM/STOEX-GN/06 **April 25, 2006**

06012914

SUPPL

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the ***Secretarial Audit Report*** issued by the Practicing Company Secretary of the Company

Please acknowledge receipt.

Thanking you

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

RECEIVED
2006 MAY -1 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

Encl: as above

Mahesh Soni
B.Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

Ref. No.________________

SECRETARIAL AUDIT REPORT

Date________________

1	For Quarter Ended	31/03/2006
2	ISIN	INE038A01012
3	Face Value	Rs. 1/-
4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 5662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com
9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai and NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*115,92,69,001	100
11	Listed Capital (Exchange-wise) (as per company records)	*115,92,69,001	100

*Includes 23,15,21,031 Partly Paid Up Shares.

12	Held in demaerialised form in CDSL	8,33,95,509	7.19
13	Held in demaerialised form in NDSL	91,01,54,413	78.52
14	Physical	16,57,19,079	14.29
15	Total No. of shares (12+13+14)	115,92,69,001	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
Allotment of Right Shares	2315,21,031	Applied	1.Bombay Stock Ex.Ltd. 2.National Stock Exchange Ltd.		Admitted by NSDL	Not Applicable.

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

MAHESH SONI ★ Practising Company Secretary ★ M. No. FCS 3706 MUMBAI

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any:** NIL

19 **Has the company resolved the matter mentioned in point no. 19 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** Yes
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	--	--	--
Pending for more than 21 Days	--	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 5662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
10th April, 2006